UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2025
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three months ended March 31, 2025.

Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2025.

99.1	North American Construction Group Ltd. Announces Results for the First Quarter Ending March 31, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: May 14, 2025

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2025 FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2025

CAT
CATERPILLAR
730

NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders

Fellow shareholders,
It’s no surprise that weather plays a significant role in our business. While long-term trends are fairly predictable, short-term fluctuations can be challenging. What qualifies as "ideal weather" depends entirely on geography. In Australia, we prefer dry conditions with moderate temperatures. In Canada, particularly during winter, we need the cold to firm up the soft ground we work on—but not so extreme that it forces us to keep equipment running 24/7 to prevent freezing. It’s a delicate balance.
Unfortunately, Australia experienced unusually high rainfalls in Q1 this year. This led to inefficiencies in operations, or in some cases temporary shutdowns, which in turn led to lower fleet utilization (dropping to under 70% in the quarter) and to lower revenues. It also resulted in higher cleanup costs and higher maintenance costs, as we took advantage of equipment downtime to accelerate routine maintenance (a positive in the long run but a negative impact in the quarter).
In Canada, our winter weather began rather well, resulting in an increase in equipment utilization (up to 68% for the quarter) and strong revenues. Unfortunately, rather than the extreme cold weather being distributed evenly over the winter, it all seemed to hit in February, which resulted in increased equipment idle times, which then resulted in increased depreciation (with depreciation being calculated based on engine hours). We also experienced a warm March, which brought our spring breakup impacts into Q1 when historically those are split between March and April. That cold February and warm March somewhat tempered what was otherwise a good quarter for us in Canada.
We believe we can offset the weather-related impacts from Q1 in both Australia and Canada as we progress through 2025. While we expect Q2 EBITDA to be in line with Q1, EPS should see a meaningful increase as we return to more typical depreciation levels. Summer construction activity in North America will be robust, particularly in Q3, and our newly added growth assets in Australia are on track to be fully operational by the beginning of Q3. With strong visibility into Q2 and a promising second half, our full-year guidance remains unchanged.
We remain focused on optimizing our fleet to maximize returns on capital. In the short term, we are reallocating underutilized assets across geographies, with plans to transfer four additional 150-tonne haul trucks from Canada to Australia. This move will replace end-of-life assets while minimizing replacement capital requirements. Looking ahead, our mid-to-long-term strategy prioritizes bidding for and securing new projects that will put these assets to better use. A key focus is expanding our infrastructure portfolio, and to accelerate this effort, we have recently recruited an executive to lead the initiative. Given infrastructure’s critical role in our long-term growth, this push is a strategic priority.
We continue to believe that the fundamental value of our business remains well above what is reflected by our share price. Being caught in the global market malaise that has plagued 2025 has provided us the opportunity to provide strong shareholder returns by being active in our ongoing normal course issuer bid. We intend to continue taking advantage of what we see as an artificially low share price.
I wish to sincerely thank our employees for their continued hard work and you, my fellow shareholders, for your continued support.

Regards,

Joseph Lambert
President & Chief Executive Officer
May 14, 2025

i

Management’s Discussion and Analysis
For the three months ended March 31, 2025
May 14, 2025
The following Management’s Discussion and Analysis ("MD&A") is as of May 14, 2025, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three months ended March 31, 2025, the audited consolidated financial statements and notes for the year ended December 31, 2024, and our annual MD&A for the year ended December 31, 2024.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth capital additions", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as “gross profit margin” and “total net working capital (excluding cash and current portion of long-term debt)” in our MD&A. We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis March 31, 2025	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 1 highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	March 31,
	2025	2024	Change
Revenue	$340,833	$297,026	$43,807
Total combined revenue(i)	391,504	345,713	45,791

Gross profit(ii)	37,891	53,494	(15,603)
Gross profit margin(i)(ii)	11.1%	18.0%	(6.9)%

Combined gross profit(i)(ii)	51,568	62,429	(10,861)
Combined gross profit margin(i)(ii)(iii)	13.2%	18.1%	(4.9)%

Operating income	30,582	38,480	(7,898)

Adjusted EBITDA(i)	99,932	97,386	2,546
Adjusted EBITDA margin(i)(iv)	25.5%	28.2%	(2.7)%

Net income(ii)	6,163	11,511	(5,348)
Adjusted net earnings(i)(ii)	14,517	21,029	(6,512)

Cash provided by operating activities(ii)	51,418	18,959	32,459
Cash provided by operating activities prior to change in working capital(i)(ii)	75,931	73,185	2,746

Free cash flow(i)	(41,575)	(41,784)	209

Purchase of PPE(ii)	93,073	76,015	17,058
Sustaining capital additions(i)(ii)	89,853	70,431	19,422
Growth capital additions(i)	28,066	19,607	8,459

Basic net income per share	$0.22	$0.43	$(0.21)
Adjusted EPS(i)	$0.52	$0.79	$(0.27)
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(iii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iv)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Revenue of $340.8 million represented a $43.8 million (or 15%) increase from 2024 Q1 as Heavy Equipment - Australia and Heavy Equipment - Canada were up 18% and 13%, respectively.
Revenue within Heavy Equipment - Australia, which is primarily comprised of the MacKellar Group ("MacKellar"), increased $23.8 million quarter-over-quarter primarily due to a 25% increase in the large capacity heavy equipment fleet over the past twelve months. This fleet increase was offset by the 12% decrease in equipment utilization (68% versus 2024 Q1 of 80%) as the high number of rain days experienced in both February and March well exceeded historical averages and operational expectations. The Carmichael mine was significantly affected by rain, receiving over 340 mm of rainfall over the two months, nearly double the historical average and our forecast of 180 mm. Excessive rainfall caused the slowdown of mining activity and the parking of the large capacity heavy mining equipment due to flooding of the lower lying mining areas as well as certain mine, access and service roads requiring additional maintenance.
Equipment utilization in the oil sands region of 68% drove a 13% increase from 2024 Q1 in the Heavy Equipment - Canada segment. Demand for large capacity heavy equipment was strong for the full quarter, with top-line performance constrained only by extended periods of cold weather and mechanical availability. The Millennium mine currently has approximately 40% of our fleet operating on site and is the primary driver of both equipment utilization and top-line revenue.
Combined revenue in the quarter of $391.5 million, the second-highest quarter in company history, represented a $45.8 million (or 13%) increase from 2024 Q1. Our share of revenue generated in the quarter by joint ventures and affiliates was $50.7 million, compared to $48.7 million in 2024 Q1 (an increase of 4%) with quarter-over-quarter increases in the Fargo project offset by lower volumes within the Nuna Group of Companies ("Nuna") as well as the termination of the Brake Supply Joint Venture which occurred in the latter half of 2024. The Fargo project

Management's Discussion and Analysis March 31, 2025	M-2	North American Construction Group Ltd.

progressed past the 65% completion mark during the quarter with the modest top-line revenue reflecting the expected impact of winter conditions on civil earth-moving scopes.
Adjusted EBITDA of $99.9 million was a slight increase of $2.5 million, or 3%, from the 2024 Q1 result of $97.4 million as the operational challenges of excessive rainfall in Australia and a bitter extended cold snap in Canada fully offset the 15% increase in revenue. The adjusted EBITDA margin of 25.5% was lower compared to the previous quarter, primarily due to the challenging weather conditions in both segments, which affected operational efficiency. 2024 Q1, which experienced typical seasonal conditions, posted a 28.2% adjusted EBITDA margin with the approximate 3.0% variance being a fair reflection of the weather's impact to 2025 Q1.
Excessive rainfall in Australia in February and March impacted operating margins with the Carmichael mine being the most affected in terms of the sheer quantity of rainfall experienced in those two months. Steady margin performance depends on the continuous operation of the primary fleet of large capacity heavy mining equipment. When this equipment is parked due to weather or other interruptions, not only is top-line revenue constrained, but it also becomes an opportune time to perform certain maintenance activities. While these activities support longer-term equipment reliability and utilization, they can increase costs, impacting margins in the current quarter. Additionally, rain days contribute to further cost pressures, as they introduce expenses not typically incurred during normal operations, such as site cleanup, dewatering, and related weather recovery efforts.
Based on historical precedent, gross margins at that site were over 10% lower than operational expectation and drove the decrease in gross profit margin in this segment from 24.7% in 2024 Q1 to 16.1% in 2025 Q1.
The extreme cold snap in the oil sands region in February impacted operating margins with all five operating sites being equally affected. This segment gross profit margin of 5.5% was impacted significantly by this cold weather with the correlated high idle time and required additional cost incurred to operate at frigid temperatures for an extended period of time. Using 2024 Q1 and 2023 Q1 as reasonable benchmarks, it is estimated that the cold weather impacted gross profit margin by approximately 5.0% to 7.0%. In addition to the weather, extraordinary early component failures related to the now discontinued component supply agreement with a third-party vendor impacted margins by $4.3 million in the quarter.
Depreciation of our equipment fleet was 17.8% of revenue in the quarter, compared to 16.1% in 2024 Q1. The Heavy Equipment - Canada fleet averaged approximately 24.0% of revenue due to required high idle time in February. This is offset by depreciation on the Heavy Equipment - Australia fleet, which averaged approximately 12.4% of revenue, largely driven by MacKellar depreciation of 13.0% of revenue in the quarter. On a combined basis, depreciation averaged 17.1% of combined revenue in the quarter, compared to 15.0% in 2024 Q1, due to high depreciation experienced in Canada during the quarter.
General and administrative expenses (excluding stock-based compensation) were $11.1 million, or 3.3% of revenue, compared to $10.8 million, or 3.6% of revenue, in 2024 Q1. Cash related interest expense incurred on our debt for the quarter was $12.9 million at an average cost of debt of 6.2%, compared to 8.1% in 2024 Q1, as rate decreases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing.
Adjusted earnings per share ("EPS") of $0.52 and adjusted net earnings of $14.5 million were down 34.2% and 31.0% from the prior year figures of $0.79 and $21.0 million, respectively. The $6.5 million decrease in adjusted net earnings is due to the slightly higher EBITDA being more than offset by the higher depreciation expenses, as discussed above, as well as higher interest expenses associated with the fleet acquired and debt assumed upon acquisition of MacKellar.
Adjusted earnings per share ("EPS") of $0.52 was down $0.27 per share from the prior year figure of $0.79 per share primarily from the factors mentioned above. Weighted-average common shares outstanding for the first quarters of 2025 and 2024 were 27,859,886 and 26,733,473, respectively.
Between January 29 and February 28, 2025, approximately 3.0 million common shares were issued to convertible debenture holders for a value of $72.7 million and which contributed approximately $0.02 in the aforementioned quarter-over-quarter adjusted earnings per share variance of $0.27 per share.
Free cash flow was a use of cash of $41.6 million in the quarter primarily due to the consumption of $24.5 million by our working capital accounts. The working capital draw on cash is directionally consistent to 2024 Q1 and is comparable with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $99.9 million

Management's Discussion and Analysis March 31, 2025	M-3	North American Construction Group Ltd.

and, when factoring in sustaining capital additions ($89.9 million) and cash interest paid ($16.2 million), cash of $6.2 million was used by the overall business in the quarter.
FINANCIAL HIGHLIGHTS
Three months ended March 31, 2025 results

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2025	2024	Change
Revenue	$340,833	$297,026	$43,807
Cost of sales(i)	242,228	195,670	46,558
Depreciation(i)	60,714	47,862	12,852
Gross profit(i)	$37,891	$53,494	$(15,603)
Gross profit margin(i)(ii)	11.1%	18.0%	(6.9)%
General and administrative expenses (excluding stock-based compensation)(ii)	11,090	10,835	255
Stock-based compensation (benefit) expense	(3,408)	3,608	(7,016)
Operating income(i)	30,582	38,480	(7,898)
Interest expense, net	13,516	15,597	(2,081)
Net income(i)	6,163	11,511	(5,348)
Comprehensive income(i)	6,641	10,818	(4,177)

Adjusted EBITDA(i)(ii)	99,932	97,386	2,546
Adjusted EBITDA margin(i)(ii)(iii)	25.5%	28.2%	(2.7)%

Per share information
Basic net income per share	$0.22	$0.43	$(0.21)
Diluted net income per share	$0.21	$0.39	$(0.18)
Adjusted EPS(ii)	$0.52	$0.79	$(0.27)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Revenue from wholly-owned entities per financial statements	$340,833	$297,026
Share of revenue from investments in affiliates and joint ventures	136,237	125,838
Elimination of joint venture subcontract revenue	(85,566)	(77,151)
Total combined revenue(i)	$391,504	$345,713
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Gross profit from wholly-owned entities per financial statements	$37,891	$53,494
Share of gross profit from investments in affiliates and joint ventures	13,677	8,935
Combined gross profit(i)(ii)	$51,568	$62,429

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis March 31, 2025	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Net income(i)	$6,163	$11,511
Adjustments:
Stock-based compensation (benefit) expense	(3,408)	3,608
(Gain) loss on disposal of property, plant and equipment	(974)	261
Change in fair value of contingent obligations from adjustments to estimates	(1,317)	1,438
Loss on derivative financial instruments	6,912	—
Equity investment loss on derivative financial instruments	1,019	1,954
Equity investment restructuring costs	—	4,517
Depreciation expense relating to early component failures	4,274	—
Post-acquisition asset relocation and integration costs	1,640	—
Tax effect of the above items	208	(2,260)
Adjusted net earnings(i)(ii)	14,517	21,029
Adjustments:
Tax effect of the above items	(208)	2,260
Interest expense, net	13,516	15,597
Equity investment EBIT(ii)	3,310	(3,768)
Equity (earnings) loss in affiliates and joint ventures	(3,283)	1,512
Change in fair value of contingent obligations	4,347	3,955
Income tax expense(i)	4,244	4,467
Adjusted EBIT(i)(ii)	36,443	45,052
Adjustments:
Depreciation(i)	60,714	47,862
Amortization of intangible assets	601	310
Depreciation expense relating to early component failures	(4,274)	—
Equity investment depreciation and amortization(ii)	6,448	4,162
Adjusted EBITDA(i)(ii)	$99,932	$97,386
Adjusted EBITDA margin(i)(ii)(iii)	25.5%	28.2%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$3,283	$(1,512)
Adjustments:
Loss (gain) on disposal of property, plant and equipment	2	(175)
Interest income	(29)	(573)
Income tax expense (benefit)	54	(1,508)
Equity investment EBIT(i)	$3,310	$(3,768)
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2025	M-5	North American Construction Group Ltd.

Analysis of three months ended March 31, 2025 results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended
	March 31,
	2025	2024
Heavy Equipment - Australia	$157,738	$133,948
Heavy Equipment - Canada	178,100	$158,271
Other	8,062	4,862
Eliminations	(3,067)	(55)
	$340,833	$297,026
A breakdown of revenue by source is as follows:

	Three months ended
	March 31,
	2025	2024
Operations support services	$314,260	$284,724
Construction services	15,624	1,280
Equipment and component sales	10,949	11,022
	$340,833	$297,026
For the three months ended March 31, 2025, revenue was $340.8 million, up from $297.0 million in the same period last year. The revenue generated by our Heavy Equipment - Australia segment of $157.7 million represents a $23.8 million increase over 2024 Q1. This growth is primarily attributable to the expanded scope on existing projects with increased fleet, along with the commencement of a new project. The quarter-over-quarter increases in Heavy Equipment - Canada revenue is primarily driven by higher utilization of 68%, compared to 53% in 2024 Q1. This improvement reflects increased reclamation activities at Syncrude mines and expanded overburden scope at the Millennium mine, partially offset by reduced overburden scope at the Fort Hills mine.
Gross profit and cost of sales
A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended
	March 31,
	2025		2024
Heavy Equipment - Australia(i)	$25,460	16.1%	$33,045	24.7%
Heavy Equipment - Canada(i)	9,761	5.5%	16,402	10.4%
Other	1,181	14.6%	3,012	61.9%
Eliminations	1,489		1,035
	$37,891	11.1%	$53,494	18.0%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
A breakdown of cost of sales is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Salaries, wages, and benefits	$93,253	$86,185
Repair parts and consumable supplies(i)	75,665	59,685
Subcontractor services	49,791	28,024
Equipment and component sales	9,171	6,857
Third-party equipment rentals	6,870	7,441
Fuel	2,645	3,928
Other	4,833	3,550
	$242,228	$195,670

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended March 31, 2025, gross profit was $37.9 million with an 11.1% gross profit margin, down from gross profit of $53.5 million with an 18.0% gross profit margin in the same period last year. Heavy Equipment -

Management's Discussion and Analysis March 31, 2025	M-6	North American Construction Group Ltd.

Australia recorded lower gross profit in 2025 Q1, largely due to increased rain and weather activity, which impacted productivity and margins, combined with project ramp-up and mobilization on new projects. The decrease in gross profit in the Heavy Equipment - Canada segment is driven by increased equipment repair activities and increased depreciation related to significant early component failures.
Depreciation
A breakdown of depreciation by reportable segment is as follows:

	Three months ended
	March 31,
	2025	2024
Heavy Equipment - Australia(i)	$19,593	$13,554
Heavy Equipment - Canada(i)	42,721	34,386
Eliminations	(1,600)	(78)
	$60,714	$47,862

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended March 31, 2025, depreciation was $60.7 million, or 17.8% of revenue, up from $47.9 million, or 16.1% of revenue, in the same period last year. Depreciation as a percentage of revenue increased for the Heavy Equipment - Australia segment due to the increased fleet size. The increase in depreciation as a percentage of revenue in the Heavy Equipment - Canada segment was primarily driven by the combination of $4.3 million in write-downs related to early component failures and higher idle time in the extended period of severe cold, relative to 2024 Q1.
Operating income
For the three months ended March 31, 2025, we recorded operating income of $30.6 million, a decrease of $7.9 million from $38.5 million for the same period last year. General and administrative expenses, excluding stock-based compensation expense, was $11.1 million (or 3.3% of revenue) for the quarter, higher than the $10.8 million (or 3.6% of revenue) in the prior year. The slight increase in expenses can be primarily attributed to increasing head office support at MacKellar as they ramp up and adjust to corporate processes and controls. This increase is in line with their increasing activity and has been managed efficiently, as demonstrated by the lower overall percentage of costs compared to revenue. Stock-based compensation expense decreased by $7.0 million compared to the prior year primarily from the impact of the fluctuation of share price on carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended
	March 31,
(dollars in thousands)	2025	2024	Change
Total interest expense	$13,516	$15,597	$(2,081)
Equity (earnings) loss in affiliates and joint ventures	(3,283)	1,512	(4,795)
Change in fair value of contingent obligations	3,030	5,393	(2,363)
Loss on derivative financial instruments	6,912	—	6,912
Income tax expense(i)	4,244	4,467	(223)

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis March 31, 2025	M-7	North American Construction Group Ltd.

Interest expense

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Credit Facility	$6,793	$6,731
Equipment financing	4,201	4,784
Convertible debentures	1,289	1,711
Interest on customer supply chain financing	—	988
Mortgage	233	240
Other interest expense	418	384
Cash interest expense	$12,934	$14,838
Amortization of deferred financing costs	582	759
Total interest expense	$13,516	$15,597
Total interest expense was $13.5 million during the three months ended March 31, 2025, a decrease from $15.6 million in 2024 Q1. The decrease can be primarily attributed to the end of our customer supply chain financing in 2024 Q3, the conversion of our 5.50% debentures in 2025 Q1, and lower interest payments on our equipment financing in the current period. Cash related interest expense for the three months ended March 31, 2025, calculated as interest expense excluding amortization of deferred financing costs of $0.6 million, was $12.9 million and represents an average cost of debt of 6.2% when factoring in the Credit Facility balances during the quarter (compared to 8.1% for the three months ended March 31, 2024).
Equity earnings in affiliates and joint ventures

Three months ended March 31, 2025	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$12,624	$93,853	$29,253	$507	$136,237
Gross profit	1,551	2,249	9,402	475	13,677
(Loss) income before taxes	(1)	1,478	1,431	343	3,251
Net (loss) income	(12)	1,478	1,431	386	3,283

Three months ended March 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$14,348	$84,196	$23,934	$3,360	$125,838
Gross (loss) profit	(1,350)	3,028	6,898	359	8,935
(Loss) income before taxes	(7,243)	2,207	916	1,433	(2,687)
Net (loss) income	(6,038)	2,207	916	1,403	(1,512)
Equity earnings in affiliates and joint ventures was generated by the joint ventures accounted for using the equity method. Income of $3.3 million for the three months ended March 31, 2025, is up from the loss recorded of $1.5 million in the same period last year primarily due to Nuna and the prior year one-time $4.5 million restructuring charge incurred in 2024 Q1.
Change in fair value of contingent obligations

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Change in fair value of contingent obligation from adjustments to estimates	$(1,317)	$1,438
Increase in fair value of contingent obligation from interest accretion expense	4,347	3,955
Change in fair value of contingent obligation	$3,030	$5,393
The change in fair value of contingent obligations of $3.0 million for the three months ended March 31, 2025 ($5.4 million for the three months ended March 31, 2024). Contingent obligations includes acquisition obligations related to the MacKellar acquisition and reflect interest accretion expense, offset by a slight downward adjustment to forecasted performance in the quarter.

Management's Discussion and Analysis March 31, 2025	M-8	North American Construction Group Ltd.

Loss on derivative financial instruments
On May 29, 2024, we entered into a swap agreement on our common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the three months ended March 31, 2025, we recognized an unrealized loss of $6.9 million on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at March 31, 2025. The TSX closing price of the shares as at March 31, 2025, was $22.69 ($30.98 as at December 31, 2024), resulting in a fair value of $3.0 million being recorded to other long-term obligations ($3.9 million recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the three months ended March 31, 2024, we realized a gain of $0.2 million on a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
Income tax expense

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Current income tax expense(i)	$1,777	$4,296
Deferred income tax expense	2,467	171
Income tax expense	$4,244	$4,467

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
We recorded income tax expense of $4.2 million and $4.5 million for the three months ended March 31, 2025, and 2024, respectively.
Net income and comprehensive income
For the three months ended March 31, 2025, we recorded $6.6 million of net income and comprehensive income (basic net income per share of $0.22 and diluted net income per share of $0.21), compared to $10.8 million net income and comprehensive income (basic net income per share of $0.43 and diluted net income per share of $0.39) recorded for the same period last year.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Net income(i)	$6,163	$11,511
Interest from convertible debentures (after tax)	—	1,489
Diluted net income available to common shareholders(i)	$6,163	$13,000

Adjusted net earnings(i)(ii)	$14,517	$21,029

Weighted-average number of common shares	27,859,886	26,733,473
Weighted-average number of diluted common shares	28,863,668	33,026,740

Basic net income per share	$0.22	$0.43
Diluted net income per share	$0.21	$0.39
Adjusted EPS(ii)	$0.52	$0.79
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2025	M-9	North American Construction Group Ltd.

The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q1 2025	Q4 2024(iv)	Q3 2024(iv)	Q2 2024(iv)	Q1 2024(iv)	Q4 2023(iv)	Q3 2023	Q2 2023
Revenue	$340.8	$305.6	$286.9	$276.3	$297.0	$328.3	$196.9	$195.2
Gross profit(i)	37.9	40.2	65.9	50.4	53.5	65.9	26.5	21.6
Adjusted EBITDA(i)	99.9	107.3	112.7	91.1	97.4	101.7	59.4	51.8
Net income and comprehensive income	6.6	3.5	15.6	15.8	10.8	17.8	11.4	12.2
Basic net income per share(ii)	$0.22	$0.13	$0.54	$0.54	$0.43	$0.67	$0.43	$0.46
Diluted net income per share(ii)	$0.21	$0.13	$0.48	$0.48	$0.39	$0.59	$0.39	$0.42
Adjusted EPS(i)(ii)	$0.52	$0.95	$1.19	$0.80	$0.79	$0.87	$0.54	$0.47
Cash dividend per share(iii)	$0.12	$0.12	$0.10	$0.10	$0.10	$0.10	$0.10	$0.10
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2024.
LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	March 31, 2025	December 31, 2024	Change
Cash	$78,241	$77,875	$366
Working capital assets
Accounts receivable	$186,850	$166,070	$20,780
Contract assets	19,676	4,135	15,541
Inventories(i)	74,242	69,027	5,215
Prepaid expenses and deposits	6,523	7,676	(1,153)
Working capital liabilities
Accounts payable	(138,700)	(110,750)	(27,950)
Accrued liabilities(i)	(59,454)	(78,010)	18,556
Contract liabilities	(6,734)	(1,944)	(4,790)
Total net working capital (excluding cash and current portion of long-term debt)(ii)	$82,403	$56,204	$26,199

Property, plant and equipment(i)	$1,314,635	$1,251,874	$62,761
Total assets(i)	1,794,482	1,694,500	99,982

Credit Facility(iii)	$421,702	$395,844	$25,858
Equipment financing(iii)	310,361	253,639	56,722
Mortgage(iii)	27,388	27,600	(212)
Contingent obligations(iii)	131,246	127,866	3,380
Total debt(ii)	890,697	804,949	85,748
Convertible debentures(iii)	55,000	129,106	(74,106)
Cash	(78,241)	(77,875)	(366)
Net debt(ii)	867,456	856,180	11,276
Total shareholders' equity(i)	461,931	389,036	72,895
Invested capital(ii)	$1,329,387	$1,245,216	$84,171
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Includes current portion.
As at March 31, 2025, we had $78.2 million in cash and $69.0 million unused borrowing availability on the Credit Facility for a total liquidity of $147.2 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2024, we had $77.9 million in cash and $92.7 million of unused borrowing availability on the

Management's Discussion and Analysis March 31, 2025	M-10	North American Construction Group Ltd.

Credit Facility for total liquidity of $170.6 million. Total net working capital (excluding cash and current portion of long-term debt) was $82.4 million at March 31, 2025 ($56.2 million at December 31, 2024).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at March 31, 2025, our total available capital liquidity was $198.5 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2024, our total capital liquidity was $275.3 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	March 31, 2025	December 31, 2024
Cash	$78,241	$77,875
Credit Facility borrowing limit	524,675	522,550
Credit Facility drawn	(421,702)	(395,844)
Letters of credit outstanding	(33,998)	(33,992)
Cash liquidity(i)	$147,216	$170,589
Finance lease borrowing limit	400,000	400,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(310,362)	(253,639)
Guarantees provided to joint ventures	(58,314)	(61,675)
Total capital liquidity(i)	$198,540	$275,275
(i)See "Non-GAAP Financial Measures".
As at March 31, 2025, we had $0.8 million in trade receivables that were more than 30 days past due compared to $1.2 million as at December 31, 2024. As at March 31, 2025, and December 31, 2024, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at March 31, 2025, holdbacks totaled $1.2 million, up from $0.8 million as at December 31, 2024.
Offering of Senior Unsecured Notes
Subsequent to the three months ended March 31, 2025, on April 25, 2025, we announced that we entered into an underwriting agreement to sell, pursuant to a private placement offering, $225 million aggregate principal amount of 7.75% Senior Unsecured Notes due May 1, 2030 (the “Notes”). The agreement closed on May 1, 2025. The Notes were issued at a price of $1,000 per $1,000 of Notes. The Notes will accrue interest at the rate of 7.75% per annum, payable in cash in equal payments semi-annually in arrears each November 1 and May 1, commencing on November 1, 2025. We intend to use the net proceeds of the Offering to repay indebtedness under our existing Credit Agreement, and for general corporate purposes.
Capital additions
Reconciliation to Statements of Cash Flows

	Three months ended,
	March 31,
(dollars in thousands)	2025	2024
Purchase of PPE(i)	$93,073	$76,015
Additions to intangibles	713	970
Gross capital expenditures	$93,786	$76,985
Proceeds from sale of PPE	(2,070)	(1,103)
Capital expenditures, net(ii)	$91,716	$75,882
Finance lease additions	26,203	14,156
Capital additions(ii)	$117,919	$90,038
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2025	M-11	North American Construction Group Ltd.

Sustaining and growth additions

	Three months ended,
	March 31,
(dollars in thousands)	2025	2024
Sustaining(i)	$77,257	$56,275
Growth	14,459	19,607
Capital expenditures, net(ii)	$91,716	$75,882
Sustaining	$12,596	$14,156
Growth	13,607	—
Finance lease additions	$26,203	$14,156
Sustaining(i)	$89,853	$70,431
Growth	28,066	19,607
Capital additions(ii)	$117,919	$90,038
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
A breakdown of capital additions by reportable segment is as follows:

Three months ended March 31, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$38,272	$51,581	$89,853
Growth	14,376	13,690	28,066
Capital additions(ii)	$52,648	$65,271	$117,919

Three months ended March 31, 2024	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining(i)	$14,229	$56,202	$70,431
Growth	19,580	27	19,607
Capital additions(ii)	$33,809	$56,229	$90,038
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Capital additions for the three months ended March 31, 2025, were $117.9 million ($90.0 million in 2024 Q1). The spend within the Heavy Equipment - Australia segment primarily relates to growth purchases relating to the commencement of new projects and ongoing routine maintenance of the existing fleet. The Heavy Equipment - Canada segment managed lower levels of routine maintenance spend in the quarter compared to last year and added growth capital.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended March 31, 2025, was $26.2 million ($14.2 million in the prior year). Our equipment fleet is currently split among owned (67%), finance leased (30%) and rented equipment (3%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended,
	March 31,
(dollars in thousands)	2025	2024
Nuna	$159	$193
MNALP	3,808	167
Fargo	(39)	6,043
Other	8	1
Share of affiliate and joint venture capital additions(i)	$3,936	$6,404
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2025	M-12	North American Construction Group Ltd.

Capital additions within the joint ventures in both years are considered to be sustaining in nature. MNALP capital largely relates to routine capital maintenance of the existing fleet.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2024.
Summary of consolidated cash flows

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Cash provided by operating activities(i)	$51,418	$18,959
Cash used in investing activities(i)	(93,781)	(66,095)
Cash provided by financing activities	43,804	38,716
Increase (decrease) in cash	$1,441	$(8,420)

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Operating activities

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Cash provided by operating activities prior to change in working capital(i)(ii)	$75,931	$73,185
Net changes in non-cash working capital(i)	(24,513)	(54,226)
Cash provided by operating activities(ii)	$51,418	$18,959
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Cash provided by operating activities for the three months ended March 31, 2025, was $51.4 million, compared to cash provided by operating activities of $19.0 million for the three months ended March 31, 2024. The increase in cash flow in the current year period is largely a result of the impact of changes in our working capital accounts. Cash provided by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Accounts receivable	$(20,009)	$(45,571)
Contract assets	(15,539)	19,067
Inventories(i)	(4,847)	734
Prepaid expenses and deposits	1,145	(614)
Accounts payable	27,444	(20,654)
Accrued liabilities(i)	(17,660)	(11,382)
Contract liabilities	4,953	4,194
Net change in non-cash working capital	$(24,513)	$(54,226)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Investing activities
Cash used in investing activities for the three months ended March 31, 2025, was $93.8 million, compared to $66.1 million for the three months ended March 31, 2024. Current period investing activities largely relate to $93.1 million for the purchase of property, plant and equipment, and net advances of loans to affiliates and joint ventures of $2.1 million, partially offset by $2.1 million cash received on the disposal of property, plant and equipment. Prior year investing activities included $76.0 million for the purchase of property, plant and equipment, partially offset by $5.8 million of net advances of loans to affiliates and joint ventures, $4.0 million for the cash settlement of derivative financial instruments, and $1.1 million cash received on the disposal of property, plant and equipment.

Management's Discussion and Analysis March 31, 2025	M-13	North American Construction Group Ltd.

Financing activities
Cash provided by financing activities during the three months ended March 31, 2025, was $43.8 million, which included $97.2 million of proceeds from long-term debt, partially offset by $45.5 million of long-term debt repayments, $3.0 million for the dividend payment, $2.5 million for the share purchase program, and $1.4 million for the settlement of convertible debentures. Cash provided by financing activities during the three months ended March 31, 2024, was $38.7 million which included $75.4 million of proceeds from long-term debt, partially offset by $33.9 million of long-term debt repayments, and $2.7 million for the dividend payment.
Free cash flow

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Consolidated Statements of Cash Flows
Cash provided by operating activities(i)	$51,418	$18,959
Cash used in investing activities(i)	(93,781)	(66,095)
Effect of exchange rate on changes in cash	(1,075)	(99)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(ii)	28,066	19,607
Capital additions financed by leases(ii)	(26,203)	(14,156)
Free cash flow(i)	$(41,575)	$(41,784)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Free cash flow was a use of cash of $41.6 million in the quarter primarily due to the consumption of $24.5 million by our working capital accounts. The working capital draw on cash is directionally consistent to 2024 Q1 and is comparable with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $99.9 million and when factoring in sustaining capital additions ($89.9 million) and cash interest paid ($16.2 million), $6.2 million of cash was used by the overall business in the quarter.
Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of March 31, 2025, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at March 31, 2025, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2025	2026	2027	2028	2029 and thereafter
Credit Facility	$471,484	$19,449	$25,814	$426,221	$—	$—
Convertible debentures(i)	57,741	2,063	55,678	—	—	—
Equipment financing	345,344	84,777	90,839	85,945	49,345	34,438
Contingent obligations	156,553	54,424	60,550	41,579	—	—
Mortgage	38,793	1,337	1,783	1,783	1,783	32,107
Operating leases(ii)	15,227	1,164	1,655	1,369	1,319	9,720
Non-lease components of building lease commitments(iii)	194	136	6	6	6	40
Supplier contracts	4,070	4,070	—	—	—	—
Contractual obligations	$1,089,406	$167,420	$236,325	$556,903	$52,453	$76,305
(i)If not converted earlier.
(ii)Operating leases are net of receivables on subleases of $412 (2025 - $412).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $132 (2025 - $132). These commitments include common area maintenance, management fees, property taxes, and parking related to operating leases.
Contractual obligations of $1,089.4 million as at March 31, 2025, decreased from $1,138.1 million as at December 31, 2024, primarily related to decreases in convertible debentures of $89.1 million and contingent obligations of $22.2 million, offset by increases in equipment financing of $61.4 million. We have no off-balance sheet arrangements.

Management's Discussion and Analysis March 31, 2025	M-14	North American Construction Group Ltd.

Credit Facility
On October 24, 2024, we extended and amended our senior secured credit agreement (the "Credit Facility") with our banking syndicate. The Credit Facility now solely consists of a revolving facility, with the maturity date extended by one year to October 3, 2027. The amended agreement includes a Canadian dollar tranche of $300.0 million and an Australian dollar tranche of A$250.0 million, providing a total lending capacity of $524.7 million based on the exchange rate as of March 31, 2025. Additionally, the Credit Facility allows for up to $400.0 million of secured equipment financing from third-party providers, along with other borrowings up to $20.0 million. The $400.0 million permitted for equipment financing includes guarantees provided by us to certain joint ventures.
As at March 31, 2025, the Credit Facility had borrowings of $421.7 million (December 31, 2024 - $395.8 million) and $34.0 million in issued letters of credit (December 31, 2024 - $34.0 million). At March 31, 2025, our borrowing availability under the Credit Facility was $69.0 million (December 31, 2024 - $92.7 million).
Under the terms of the Credit Facility the Total Debt to Bank EBITDA Ratio is to be maintained at less than or equal to 3.5:1. The Interest Coverage Ratio is to be maintained at a ratio greater than 3.0:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at March 31, 2025, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
Subsequent to the three months ended March 31, 2025, on May 1, 2025, we entered into an amended and restated senior secured credit facility. The maturity date has been extended to May 1, 2028. The Credit Facility was amended to include the Senior Unsecured Notes in various definitions and to update the covenants to include the Senior Unsecured Notes in the Total Debt to Bank EBITDA Ratio, update the threshold to 4.0:1, and add a new Senior Debt to Bank EBITDA Ratio.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt, and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at May 9, 2025, there were 30,440,981 voting common shares outstanding, which included 1,010,022 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (30,601,681 common shares, including 1,004,074 common shares classified as treasury shares at March 31, 2025).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	March 31, 2025	December 31, 2024
5.50% convertible debentures	$—	$74,106
5.00% convertible debentures	55,000	55,000
	$55,000	$129,106
On January 29, 2025, we issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72.7 million of the outstanding principal amount into

Management's Discussion and Analysis March 31, 2025	M-15	North American Construction Group Ltd.

3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.29, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by us. The remaining unamortized deferred financing costs on the debentures is $0.4 million.
Swap Agreement
On May 29, 2024, we entered into a swap agreement on our common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the three months ended March 31, 2025, we recognized an unrealized loss of $6.9 million on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at March 31, 2025. The agreement matures on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at March 31, 2025, was $22.69 ($30.98 as at December 31, 2024), resulting in a fair value of $3.0 million being recorded to other long-term obligations ($3.9 million recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets as at March 31, 2025. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.
During the three months ended March 31, 2024, we realized a gain of $0.2 million, on a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
Share purchase program
On November 4, 2024, we commenced a Normal Course Issuer Bid (“NCIB”) to purchase for cancellation up to 2,087,577 common shares. This amount represents approximately 10% of the public float and 7.5% of the issued and outstanding common shares as of that date. To support the NCIB, we entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025. During the three months ended March 31, 2025, we purchased and cancelled 105,000 shares under this NCIB at an average price of $23.96 per share. These transactions resulted in a decrease to common shares of $0.9 million and a decrease to additional paid-in capital of $1.6 million on our consolidated balance sheets.
Subsequent to the three months ended March 31, 2025, as of May 9, 2025, we purchased and subsequently cancelled 232,700 shares under this NCIB, which resulted in a decrease of common shares of $2.1 million and an increase to additional paid-in capital of $2.9 million.

Management's Discussion and Analysis March 31, 2025	M-16	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at March 31, 2025, and the preceding quarter, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	March 31, 2025	December 31, 2024
Remaining performance obligations per financial statements	$222,776	$227,688
Add: undefined committed volumes	2,590,530	2,888,374
Backlog(i)	$2,813,306	$3,116,062
Equity method investment backlog(i)	401,202	404,711
Combined backlog(i)	$3,214,508	$3,520,773
(i)See "Non-GAAP Financial Measures".
Backlog decreased $302.8 million while combined backlog decreased by $306.3 million on a net basis, during the three months ended March 31, 2025.
Revenue generated from backlog during the three months ended March 31, 2025, was $290.2 million and we estimate that $752.4 million of our backlog reported above will be performed over the balance of 2025 (combined total of $1,042.5 million). For the year ended December 31, 2024, revenue generated from backlog was $1,313.0 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	March 31, 2025	December 31, 2024
Accounts receivable	$93,674	$73,928
Contract assets	17,332	2,619
Other assets	169	112
Accounts payable	9,026	12,660
Accrued liabilities	7,126	9,070
Contract liabilities	304	—
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The vast majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the three months ended March 31, 2025, and 2024, revenue earned from these services was $169.8 million and $156.8 million, respectively. The accounts receivable, contract assets, accounts payable, and contract liabilities balances above are primarily from these services with MNALP. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on the loans outstanding.

Management's Discussion and Analysis March 31, 2025	M-17	North American Construction Group Ltd.

OUTLOOK
The following table provides projected key measures for 2025. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2025
Combined revenue(i)	$1.4 - $1.6B
Adjusted EBITDA(i)	$415 - $445M
Sustaining capital(i)	$180 - $200M
Adjusted EPS(i)	$3.70 - $4.00
Free cash flow(i)	$130 - $150M

Capital allocation
Growth spending(i)	$65 - $75M
Net debt leverage(i)	Targeting 1.7x
(i)See "Non-GAAP Financial Measures".
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2024.
Change in significant accounting policy - Classification of multi-use tires
Effective in the first quarter of 2025, we have changed our accounting policy for the classification of multi-life tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, multi-life tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of multi-life tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to Note 16 in the consolidated financial statements for the period ended March 31, 2025.
Accounting pronouncements recently adopted
Joint venture formations
We adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.
Stock compensation
We adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.
Recent accounting pronouncements not yet adopted
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily

Management's Discussion and Analysis March 31, 2025	M-18	North American Construction Group Ltd.

related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures for capital expenditures, capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect cash requirements for assets depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but

Management's Discussion and Analysis March 31, 2025	M-19	North American Construction Group Ltd.

the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital", "growth capital additions", and "growth spending" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt plus convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.

Management's Discussion and Analysis March 31, 2025	M-20	North American Construction Group Ltd.

"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined by the Credit Facility agreement as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures. We believe total debt is a meaningful measure in understanding our complete debt obligations.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
“Net debt leverage” is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
“Total net working capital (excluding cash and current portion of long-term debt)” represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2025, such disclosure controls and procedures were ineffective based on the unremediated material weakness in our internal control over financial reporting related to insufficient evidence supporting the performance of the inventory count controls within the MacKellar entities' parts and supplies inventory. The material weakness identified in our internal control over financial reporting was identified in 2024 Q4 and is described more fully in the Controls and Procedures section of our 2024 Annual Report.

Management's Discussion and Analysis March 31, 2025	M-21	North American Construction Group Ltd.

Management’s report on internal control over financial reporting
As previously reported in our Annual Report for the fiscal year ended December 31, 2024, management identified a material weakness in its internal controls over financial reporting as part of the first time assessment of the effectiveness of ICFR for the MacKellar entities. Specifically, the MacKellar entities did not maintain evidence supporting the performance of controls relating to inventory counts of parts and supplies inventories, due to lack of appropriate training for the individuals conducting the count.
This material weakness in our internal control over financial reporting did not result in any material misstatements to parts and supplies inventories in our unaudited interim consolidated financial statements for the three months ended March 31, 2025.
Management, with oversight of the audit committee of the board of directors, is continuing to implement effective internal controls over the MacKellar entities’ inventory process. The internal control remediation activities underway include, but are not limited to, focused training for the individuals conducting the count, continuing the ERP implementation to fully utilize all modules, and improvements to the control design for effective retention of the evidence to support the performance of the controls. While we have taken steps to implement our remediation plan, the material weakness will not be considered remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that the controls are operating effectively.
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three months ended March 31, 2025, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2025, we had 200 salaried employees (March 31, 2024 - 206 salaried employees) and 1,390 hourly employees (March 31, 2024 - 1,293 hourly employees) in our Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 83% of the employees are union members and work under collective bargaining agreements (March 31, 2024 - 81% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
As at March 31, 2025, we had 273 salaried employees and 1,187 hourly employees in our Australian operations. Approximately 650 are covered under the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees and is up for review in late 2025.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "continue", "expect", "intend", "project", "will" or the negative of those terms or other variations of them or comparable terminology.

Management's Discussion and Analysis March 31, 2025	M-22	North American Construction Group Ltd.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect.
•Our belief that we can make up for the Q1 weather impacts in both Australia and Canada over the course of 2025.
•Our expectation that EBITDA in the second quarter will be similar to Q1 but with a meaningful increase in EPS as we return to more normal depreciation levels.
•Our expectation that summer construction work in North America will be busy, particularly in Q3.
•Our expectation that the growth assets we have added into our Australia operations will be fully operational by the beginning of Q3.
•Our belief that opportune maintenance activities undertaken on our fleet will provide improved equipment utilization in future quarters.
•Our belief that there is minimal risk in the collection of our trade receivables.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•All financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, Adjusted EBITDA, sustaining capital, Adjusted EPS, free cash flow, growth spending and net debt leverage.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•oil and coal prices remaining stable and not dropping significantly in 2025;
•worldwide demand for metallurgical coal and thermal coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Management's Discussion and Analysis March 31, 2025	M-23	North American Construction Group Ltd.

These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2024, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2024, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market, and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets, and contract portfolios. International projects can expose us to risks beyond those typical for our activities in our home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond the our control, including the duration and severity of the impact of global economic downturns. We have experienced no material change in market risk as of the quarter ended March 31, 2025. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2024.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2024, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis March 31, 2025	M-24	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	March 31, 2025	December 31, 2024
			Restated Notes 2, 16
Assets
Current assets
Cash		$78,241	$77,875
Accounts receivable	5, 8	186,850	166,070
Contract assets	6(b)	19,676	4,135
Inventories	2, 7, 16	74,242	69,027
Prepaid expenses and deposits		6,523	7,676
Assets held for sale		782	683
		366,314	325,466
Property, plant and equipment, net of accumulated depreciation of $503,486 (December 31, 2024 – $500,303)	2, 16	1,314,635	1,251,874
Operating lease right-of-use assets		11,539	12,722
Investments in affiliates and joint ventures	8	86,341	84,692
Intangible assets		10,072	9,901
Other assets		5,581	9,845
Total assets		$1,794,482	$1,694,500
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$138,700	$110,750
Accrued liabilities	2, 16	59,454	78,010
Contract liabilities	6(b)	6,734	1,944
Current portion of long-term debt	9	150,301	84,194
Current portion of contingent obligations	14(a)	40,139	39,290
Current portion of operating lease liabilities		1,475	1,771
		396,803	315,959
Long-term debt	9	663,622	719,399
Contingent obligations	14(a)	91,107	88,576
Operating lease liabilities		10,612	11,441
Other long-term obligations		42,792	44,711
Deferred tax liabilities		127,615	125,378
		1,332,551	1,305,464
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2025 - 30,601,681 (December 31, 2024 – 27,704,450))	10(a)	298,858	228,961
Treasury shares (March 31, 2025 - 1,004,074 (December 31, 2024 - 1,000,328))	10(a)	(16,036)	(15,913)
Additional paid-in capital		20,856	20,819
Retained earnings	16	158,877	156,271
Accumulated other comprehensive loss		(624)	(1,102)
Shareholders' equity		461,931	389,036
Total liabilities and shareholders’ equity		$1,794,482	$1,694,500
Subsequent events (notes 9(a), 9(e), 10(c)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31,
	Note	2025	2024
			Restated Notes 2, 16
Revenue	6	$340,833	$297,026
Cost of sales	2, 12, 16	242,228	195,670
Depreciation	2, 16	60,714	47,862
Gross profit		37,891	53,494
General and administrative expenses		7,682	14,443
Amortization of intangible assets		601	310
(Gain) loss on disposal of property, plant and equipment		(974)	261
Operating income		30,582	38,480
Interest expense, net	13	13,516	15,597
Equity (earnings) loss in affiliates and joint ventures	8	(3,283)	1,512
Loss on derivative financial instruments	14(b)	6,912	—
Change in fair value of contingent obligations	14(a)	3,030	5,393
Income before income taxes		10,407	15,978
Current income tax expense	2, 16	1,777	4,296
Deferred income tax expense		2,467	171
Net income		6,163	11,511
Other comprehensive income
Unrealized foreign currency translation (gain) loss		(478)	693
Comprehensive income		$6,641	$10,818
Per share information
Basic net income per share	10(b)	$0.22	$0.43
Diluted net income per share	10(b)	$0.21	$0.39
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,254	$(407)	$356,876
Net income	—	—	—	11,511	—	11,511
Unrealized foreign currency translation loss	—	—	—	—	(698)	(698)
Dividends ($0.10 per share)	—	—	—	(2,674)	—	(2,674)
Purchase of treasury shares	—	(112)	—	—	—	(112)
Stock-based compensation	—	—	1,401	—	—	1,401
Balance at March 31, 2024	$229,455	$(16,277)	$22,140	$132,091	$(1,105)	$366,304

Balance at December 31,2024	$228,961	$(15,913)	$20,819	$156,271	$(1,102)	$389,036
Net income	—	—	—	6,163	—	6,163
Unrealized foreign currency translation gain	—	—	—	—	478	478
Dividends ($0.12 per share)	—	—	—	(3,557)	—	(3,557)
Share purchase program	(940)	—	(1,581)	—	—	(2,521)
Purchase of treasury shares	—	(123)	—	—	—	(123)
Stock-based compensation	—	—	1,618	—	—	1,618
Conversion of convertible debentures	70,837	—	—	—	—	70,837
Balance at March 31, 2025	$298,858	$(16,036)	$20,856	$158,877	$(624)	$461,931
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended
		March 31,
	Note	2025	2024
			Restated Notes 2, 16
Cash provided by (used in)
Operating activities:
Net income	2, 16	$6,163	$11,511
Adjustments to reconcile net income to cash from operating activities:
Depreciation	2, 16	60,714	47,862
Amortization of deferred financing costs	13	582	759
(Gain) loss on disposal of property, plant and equipment		(974)	261
Loss on derivative financial instruments		6,912	—
Stock-based compensation (benefit) expense		(3,408)	3,608
Equity (earnings) loss in affiliates and joint ventures	8	(3,283)	1,512
Dividends received from affiliates and joint ventures	8	1,087	3,344
Change in fair value of contingent obligations	14(a)	3,030	5,393
Unrealized foreign currency loss (gain)		1,977	(4,427)
Deferred income tax expense		2,467	171
Other adjustments to cash from operating activities		664	3,191
Net changes in non-cash working capital	2, 15(b), 16	(24,513)	(54,226)
		51,418	18,959
Investing activities:
Purchase of property, plant and equipment	2, 16	(93,073)	(76,015)
Additions to intangible assets		(713)	(970)
Proceeds on disposal of property, plant and equipment		2,070	1,103
Net (advances) collections of loans with affiliates and joint ventures		(2,065)	5,772
Cash settlement of derivative financial instruments		—	4,015
		(93,781)	(66,095)
Financing activities:
Proceeds from long-term debt	9	97,181	75,392
Repayment of long-term debt	9	(45,489)	(33,890)
Settlement of convertible debentures	9(c)	(1,357)	—
Dividends paid	10(c)	(3,022)	(2,674)
Share purchase program	10(c)	(2,521)	—
Purchase of treasury shares	10(a)	(123)	(112)
Payments towards contingent obligations	14(a)	(865)	—
		43,804	38,716
Increase (decrease) in cash		1,441	(8,420)
Effect of exchange rate on changes in cash		(1,075)	(99)
Cash, beginning of period		77,875	88,614
Cash, end of period		$78,241	$80,095
Supplemental cash flow information (note 15(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2025
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships, and joint ventures.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favourable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favourable for this type of work. Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through March. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
Change in significant accounting policy - Classification of multi-use tires
Effective in the first quarter of 2025, the Company changed its accounting policy for the classification of multi-life tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, multi-life tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of multi-life tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
The Company has applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period presented in these Financial Statements. For further details regarding the retrospective adjustments, refer to Note 16.
3. Accounting pronouncements recently adopted
a) Joint venture formations
The Company adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.
b) Stock compensation
The Company adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-5	North American Construction Group Ltd.

reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.
4. Recent accounting pronouncements not yet adopted
a) Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
5. Accounts receivable

	March 31, 2025	December 31, 2024
Trade	$76,963	$69,411
Holdbacks	1,200	791
Accrued trade receivables	79,903	71,933
Contract receivables	158,066	142,135
Other	28,784	23,935
	$186,850	$166,070
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-6	North American Construction Group Ltd.

6. Revenue
a) Disaggregation of revenue

	Three months ended
	March 31,
	2025	2024
Revenue by source
Operations support services	$314,260	$284,724
Construction services	15,624	1,280
Equipment and component sales	10,949	11,022
	$340,833	$297,026
Revenue by commercial terms
Time-and-materials	$282,650	$237,075
Unit-price	54,207	55,934
Lump-sum	3,976	4,017
	$340,833	$297,026
Revenue recognition method
As-invoiced	$284,702	$254,621
Cost-to-cost percent complete	45,182	31,383
Point-in-time	10,949	11,022
	$340,833	$297,026
b) Contract balances

	March 31, 2025	December 31, 2024
Contract assets	$19,676	$4,135
Contract liabilities
Contract liabilities	6,734	1,944
Long-term contract liabilities (included in other long-term obligations)	19,209	19,027
	$25,943	$20,971
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and revenue recognized from variable consideration related to unapproved contract modifications. The increase in contact assets as at March 31, 2025, is a result of increased cost-to-cost percent complete scopes of work.
Contract liabilities consist of advance payments, billings in excess of costs incurred, and estimated earnings on uncompleted contracts and upfront payments from customers for long-term contracts to assist with operations scaling. During the three months ended March 31, 2025, the Company recognized revenue of $260 that was included in the contract liability balance as of December 31, 2024 ($59 in 2024 that was included in the contract balance as of December 31, 2023).
c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2025 (excluding the three months ended March 31, 2025)	$155,163
2026	67,613
$222,776
d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the three months ended March 31, 2025, of $2,684 (three months ended March 31, 2024 – $1,484). The Company has

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-7	North American Construction Group Ltd.

recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at March 31, 2025, of $2,684 (December 31, 2024 – $nil).
7. Inventories

	March 31, 2025	December 31, 2024
		Restated Notes 2, 16
Repair parts	$53,862	$49,991
Fuel and lubricants	2,167	2,612
Parts and supplies	56,029	52,603
Parts, supplies and components for equipment rebuilds	17,580	15,397
Customer rebuild work in process	633	1,027
	$74,242	$69,027
8. Investments in affiliates and joint ventures
The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended
	March 31,
	2025	2024
Balance, beginning of period	$84,692	$81,435
Share of net income (loss)	3,283	(1,512)
Dividends and advances received from affiliates and joint ventures	(1,087)	(3,344)
Intercompany eliminations	(547)	(2,081)
Balance, end of period	$86,341	$74,498

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-8	North American Construction Group Ltd.

a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

March 31, 2025	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$1,575	$2,364	$67,254	$202	$71,395
Other current assets	35,270	52,348	15,094	2,006	104,718
Non-current assets	18,577	35,896	273,617	7,346	335,436
Total assets	$55,422	$90,608	$355,965	$9,554	$511,549
Liabilities
Contract liabilities	$601	$152	$59,826	$52	$60,631
Other current liabilities (excluding current portion of long-term debt)	7,141	49,120	30,764	2,004	89,029
Long-term debt (including current portion)	6,703	28,574	229,279	5,989	270,545
Non-current liabilities	4,730	—	273	—	5,003
Total liabilities	$19,175	$77,846	$320,142	$8,045	$425,208
Net investments in affiliates and joint ventures	$36,247	$12,762	$35,823	$1,509	$86,341

December 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$1,518	$3,197	$78,346	$364	$83,425
Other current assets	36,053	43,424	5,342	1,899	86,718
Non-current assets	18,198	34,393	270,763	7,439	330,793
Total assets	$55,769	$81,014	$354,451	$9,702	$500,936
Liabilities
Contract liabilities	$2,311	$—	$69,683	$4	$71,998
Other current liabilities (excluding current portion of long-term debt)	6,045	37,401	30,528	1,900	75,874
Long-term debt (including current portion)	7,508	30,221	219,516	6,021	263,266
Non-current liabilities	4,765	—	341	—	5,106
Total liabilities	$20,629	$67,622	$320,068	$7,925	$416,244
Net investments in affiliates and joint ventures	$35,140	$13,392	$34,383	$1,777	$84,692
Included within the Company's share of Nuna, as at March 31, 2025, are contract assets (other current assets) of $8,281 from variable consideration related to unapproved contract modifications (December 31, 2024 – $8,281).
Statements of Operations

Three months ended March 31, 2025	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$12,624	$93,853	$29,253	$507	$136,237
Gross profit	1,551	2,249	9,402	475	13,677
(Loss) income before taxes	(1)	1,478	1,431	343	3,251
Net (loss) income	(12)	1,478	1,431	386	3,283

Three months ended March 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$14,348	$84,196	$23,934	$3,360	$125,838
Gross (loss) profit	(1,350)	3,028	6,898	359	8,935
(Loss) income before taxes	(7,243)	2,207	916	1,433	(2,687)
Net (loss) income	(6,038)	2,207	916	1,403	(1,512)

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-9	North American Construction Group Ltd.

b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	March 31, 2025	December 31, 2024
Accounts receivable	$93,674	$73,928
Contract assets	17,332	2,619
Other assets	169	112
Accounts payable	9,026	12,660
Accrued liabilities	7,126	9,070
Contract liabilities	304	—
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three months ended March 31, 2025, and 2024, revenue earned from these services was $169,752 and $156,788, respectively. The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At March 31, 2025, MNALP had recorded accounts receivable of $89,696 on its balance sheet (December 31, 2024 – $84,042).
9. Long-term debt

	Note	March 31, 2025	December 31, 2024
Credit Facility	9(a)	$421,702	$395,844
Equipment financing	9(b)	310,361	253,639
Convertible debentures	9(c)	55,000	129,106
Mortgage		27,388	27,600
Unamortized deferred financing costs		(528)	(2,596)
		$813,923	$803,593
Less: current portion of long-term debt		(150,301)	(84,194)
		$663,622	$719,399
The current portion of long-term debt in both periods includes amounts due within the next 12 months for equipment financing and mortgage. As at March 31, 2025, it also includes $55,000 related to the 5.0% debentures maturing in March 2026, which became current during the quarter and is classified as long term at December 31, 2024.
a) Credit Facility
On October 24, 2024, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on October 3, 2027, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (up from $280.0 million) and an Australian dollar tranche of $250.0 million AUD (up from $220.0 million AUD), totaling $524.7 million of lending capacity using the exchange rate in effect as at March 31, 2025. The Credit Facility permits finance lease obligations to a limit of $400.0 million (up from $350.0 million) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures.
As at March 31, 2025, there was $34.0 million (December 31, 2024 - $34.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $69.0 million (December 31, 2024 - $92.7 million).
As at March 31, 2025, there was $32.9 million in borrowing availability under finance lease obligations (December 31, 2024 - $86.7 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-10	North American Construction Group Ltd.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at March 31, 2025, the Company was in compliance with its financial covenants.
•The first covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing, excluding convertible debentures; and (vii) guarantees provided for joint ventures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
•The second covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by Interest Expense.
◦"Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
◦The Interest Coverage Ratio must be greater than 3.0:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian Bankers’ Acceptance Rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.70% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at March 31, 2025, the Company has provided guarantees on this facility of $58.3 million (December 31, 2024 - $61.7 million). At this time, there have been no instances or indication that payments will not be made by MNALP and, therefore, no liability has been recorded related to this guarantee.
Subsequent to the three months ended March 31, 2025, on May 1, 2025, the Company entered into an amended and restated senior secured credit facility. The maturity date has been extended to May 1, 2028. The Credit Facility was amended to include the Senior Unsecured Notes (note 9(e)) in various definitions and to update the covenants to include the Senior Unsecured Notes in the Total Debt to Bank EBITDA Ratio, update the threshold to 4.0:1, and add a new Senior Debt to Bank EBITDA Ratio.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-11	North American Construction Group Ltd.

b) Equipment financing

	Note	March 31, 2025	December 31, 2024
Financing obligations	9(d)	$233,676	$197,018
Finance lease obligations		75,129	54,558
Promissory notes		1,557	2,063
		$310,362	$253,639

	Three months ended			Three months ended
	March 31, 2025			March 31, 2024
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$58,301	$(23,525)	$1,882	$24,194	$(24,012)	$(3,134)
Finance lease obligations	26,203	(6,246)	614	12,037	(8,195)	310
Promissory notes	—	(506)	—	—	(1,479)	—
	$84,504	$(30,277)	$2,496	$36,231	$(33,686)	$(2,824)
c) Convertible debentures

	March 31, 2025	December 31, 2024
5.50% convertible debentures	$—	$74,106
5.00% convertible debentures	55,000	55,000
	$55,000	$129,106
On January 29, 2025, the Company issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025, and February 28, 2025, holders elected to convert $72,749 of the outstanding principal amount into 3,002,231 common shares. The Company paid the remaining balance of $1,357 in cash and delisted the debentures from the Toronto Stock Exchange. The Company also derecognized unamortized deferred financing costs of $1,912 related to these debentures.
The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.29, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by the Company. The remaining unamortized deferred financing costs on the debentures is $431.
d) Financing obligations
During the three months ended March 31, 2025, the Company recorded new financing obligations of $58.3 million. The financing contracts expire between January 2028 and December 2029 and bear interest between 4.32% and 6.98%. The financing obligations are secured by the corresponding property, plant and equipment.
e) Offering of Senior Unsecured Notes
Subsequent to the three months ended March 31, 2025, on April 25, 2025, NACG announced that it has entered into an underwriting agreement to sell, pursuant to a private placement offering, $225 million aggregate principal amount of 7.75% Senior Unsecured Notes due May 1, 2030 (the “Notes”). The agreement closed on May 1, 2025. The Notes were issued at a price of $1,000 per $1,000 of Notes. The Notes will accrue interest at the rate of 7.75% per annum, payable in cash in equal payments semi-annually in arrears each November 1 and May 1, commencing on November 1, 2025. NACG intends to use the net proceeds of the Offering to repay indebtedness under its existing Credit Agreement, and for general corporate purposes.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-12	North American Construction Group Ltd.

10. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2024	27,704,450	(1,000,328)	26,704,122
Issued upon conversion of convertible debentures	3,002,231	—	3,002,231
Retired through share purchase program	(105,000)	—	(105,000)
Purchase of treasury shares	—	(3,746)	(3,746)
Issued and outstanding as at March 31, 2025	30,601,681	(1,004,074)	29,597,607
b) Net income per share

	Three months ended
	March 31,
	2025	2024
		Restated Notes 2, 16
Net income	$6,163	$11,511
Interest from convertible debentures (after tax)	—	1,489
Diluted net income available to common shareholders	$6,163	$13,000

Weighted-average number of common shares	27,859,886	26,733,473
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,003,782	1,093,809
Dilutive effect of 5.00% convertible debentures	—	2,148,438
Dilutive effect of 5.50% convertible debentures	—	3,051,020
Weighted-average number of diluted common shares	28,863,668	33,026,740

Basic net income per share	$0.22	$0.43
Diluted net income per share	$0.21	$0.39
For the three months ended March 31, 2025, there were 2,174,773 shares issuable on the conversion of the 5.00% convertible debentures and 1,864,851 shares issuable on the conversion of the 5.50% convertible debentures that were considered anti-dilutive and therefore were not considered in computing diluted net income per share. For the three months ended March 31, 2024, all securities were dilutive.
c) Share purchase program
On November 4, 2024, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,087,577 common shares were authorized to be purchased. During the three months ended March 31, 2025, the Company purchased and subsequently cancelled 105,000 shares under this NCIB, which resulted in a decrease to common shares of $940 and a decrease to additional paid-in capital of $1,581. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025.
Subsequent to the three months ended March 31, 2025, as of May 9, 2025, the Company purchased and subsequently cancelled 232,700 shares under this NCIB, which resulted in a decrease of common shares of $2,076 and an increase to additional paid-in capital of $2,874.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,674
Q2 2024	April 30, 2024	$0.10	May 31, 2024	July 5, 2024	$2,673
Q3 2024	July 31, 2024	$0.10	August 30, 2024	October 4, 2024	$2,624
Q4 2024	October 29, 2024	$0.12	November 27, 2024	January 5, 2025	$3,022
Q1 2025	February 24, 2025	$0.12	March 13, 2025	April 9, 2025	$3,557

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-13	North American Construction Group Ltd.

11. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Three months ended March 31, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$157,738	$178,100	$4,543	$—	$340,381
Revenue from intersegment transactions	—	—	3,519	(3,067)	452
Cost of sales	112,685	125,618	6,881	(2,956)	242,228
Depreciation expense	19,593	42,721	—	(1,600)	60,714
Segment gross profits	25,460	9,761	1,181	1,489	37,891
Purchase of property, plant and equipment	52,124	40,949	—	—	93,073

Three months ended March 31, 2024	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Restated Notes 2, 16
Revenue from external customers	$133,798	$158,271	$4,249	$—	$296,318
Revenue from intersegment transactions	150	—	613	(55)	708
Cost of sales	87,349	107,483	1,850	(1,012)	195,670
Depreciation expense	13,554	34,386	—	(78)	47,862
Segment gross profits	33,045	16,402	3,012	1,035	53,494
Purchase of property, plant and equipment	33,200	42,815	—	—	76,015
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets	March 31, 2025	December 31, 2024
		Restated Notes 2, 16
Heavy Equipment - Australia	$1,038,456	$987,634
Heavy Equipment - Canada	1,226,229	1,142,414
Other	319,385	343,690
Eliminations	(789,588)	(779,238)
	$1,794,482	$1,694,500

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-14	North American Construction Group Ltd.

c) Reconciliation
Income before income taxes

Three months ended March 31,	2025	2024
		Restated Notes 2, 16
Total gross profit for reportable segments	$37,891	$53,494
Reconciling items:
General and administrative costs	7,682	14,443
Amortization of intangible assets	601	310
(Gain) loss on disposal of property, plant and equipment	(974)	261
Interest expense, net	13,516	15,597
Equity (earnings) loss in affiliates and joint ventures	(3,283)	1,512
Loss on derivative financial instruments	6,912	—
Change in fair value of contingent obligations	3,030	5,393
Income before income taxes	$10,407	$15,978
d) Geographic information
Revenue

Three months ended March 31,	2025	2024
Australia	$157,738	$133,893
Canada	181,649	160,396
United States	1,446	2,737
	$340,833	$297,026
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	March 31, 2025	December 31, 2024
		Restated Notes 2, 16
Australia	$622,367	$584,363
Canada	719,460	699,979
	$1,341,827	$1,284,342
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.
12. Cost of sales

	Three months ended
	March 31,
	2025	2024
		Restated Notes 2, 16
Salaries, wages, and benefits	$93,253	$86,185
Repair parts and consumable supplies	75,665	59,685
Subcontractor services	49,791	28,024
Equipment and component sales	9,171	6,857
Third-party equipment rentals	6,870	7,441
Fuel	2,645	3,928
Other	4,833	3,550
	$242,228	$195,670

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-15	North American Construction Group Ltd.

13. Interest expense, net

	Three months ended
	March 31,
	2025	2024
Credit Facility	$6,793	$6,731
Equipment financing	4,201	4,784
Convertible debentures	1,289	1,711
Interest on customer supply chain financing	—	988
Mortgage	233	240
Amortization of deferred financing costs	582	759
Interest expense	$13,098	$15,213
Other interest expense, net	418	384
	$13,516	$15,597
14. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financing obligations	Level 2	233,676	231,621	197,018	196,240
Convertible debentures	Level 1	55,000	58,850	129,106	168,949
Mortgage	Level 2	27,388	25,192	27,600	23,993
The Company classifies contingent obligations related to contingent consideration on the MacKellar acquisition, comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The Company uses projected MacKellar financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $9,509 decrease to a $9,509 increase on the fair value as at March 31, 2025. During the three months ended March 31, 2025, there has been no change in the valuation approach or technique.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-16	North American Construction Group Ltd.

Reconciliation of Level 3 recurring fair value measurements:

	Three months ended
	March 31,
	2025	2024
Balance, beginning of the period	$127,866	$115,857
Changes in fair value recognized in earnings	3,030	5,393
Changes in foreign exchange rates	1,215	(2,158)
Payments	(865)	—
Balance, end of the period	$131,246	$119,092
Changes in the fair value of the contingent obligations are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the three months ended March 31, 2025, reflect interest accretion, offset by a slight downward adjustment to forecasted performance.
b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the three months ended March 31, 2025, the Company recognized an unrealized loss of $6,912 on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10. The agreement matures on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at March 31, 2025, was $22.69 ($30.98 as at December 31, 2024), resulting in a fair value of $2,960 being recorded to other long-term obligations ($3,952 recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the three months ended March 31, 2024, the Company realized gain of $229 from a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues of $136,237 for the three months ended March 31, 2025 ($125,838 for the three months ended March 31, 2024) from our share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended
	March 31,
	2025	2024
Customer A	24%	22%
Customer B	23%	23%
Customer C	10%	12%
Customer D	9%	15%
Customer B relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2025 and 2024 fall under the Heavy Equipment - Canada segment.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-17	North American Construction Group Ltd.

is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.
15. Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2025	2024
Cash paid during the period for:
Interest	$16,175	$12,413
Income taxes	3,788	3,319
Cash received during the period for:
Interest	91	147
Operating subleases included in cash from operations	171	171
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	26,203	14,156
(Decrease) increase in assets held for sale, offset by property, plant and equipment	(433)	380
Non-cash working capital exclusions:
Net decrease in accounts receivable related to realized gain on derivative financial instruments	—	(4,015)
Net (increase) decrease in accrued liabilities related to taxes payable	(506)	122
Net increase in accrued liabilities related to dividend payable	(535)	—
Net decrease (increase) in accrued liabilities related to loans from affiliates and joint ventures	1,966	(1,412)
Non-cash working capital inclusions:
Net decrease in long-term prepaid expenses currently classified as other assets	(51)
Net decrease (increase) long-term payroll liabilities currently classified as other long-term obligations	496	(169)
Net decrease in long-term contract liabilities currently classified as other long-term obligations	182	2,887
Non-cash working capital movement from change in foreign exchange rates
Increase (decrease) in accounts receivable	771	(960)
Increase (decrease) in contract assets	2	(86)
Increase (decrease) in inventory	368	(278)
Increase (decrease) in prepaid expenses	43	(70)
Increase (decrease) in accounts payable	(506)	1,519
Increase (decrease) in accrued liabilities	(525)	644
Increase (decrease) in contract liabilities	(19)	—
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended
	March 31,
	2025	2024
		Restated Notes 2, 16
Operating activities:
Accounts receivable	$(20,009)	$(45,571)
Contract assets	(15,539)	19,067
Inventories	(4,847)	734
Prepaid expenses and deposits	1,145	(614)
Accounts payable	27,444	(20,654)
Accrued liabilities	(17,660)	(11,382)
Contract liabilities	4,953	4,194
	$(24,513)	$(54,226)

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-18	North American Construction Group Ltd.

16. Change in significant accounting policy - Classification of multi-use tires
The following tables summarize the effect of the change in accounting policy (note 2) on the Consolidated Balance Sheets as at March 31, 2025, and December 31, 2024, and the Consolidated Statement of Operations and Comprehensive Income for the three months ended March 31, 2025 and 2024.

	March 31, 2025			December 31, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Inventories	$80,090	$(5,848)	$74,242	$74,081	$(5,054)	$69,027
Property, plant and equipment	1,309,178	5,457	1,314,635	1,246,584	5,290	1,251,874
Total assets	$1,794,873	$(391)	$1,794,482	$1,694,264	$236	$1,694,500

Accrued liabilities	$59,516	$(62)	$59,454	$77,908	$102	$78,010
Total liabilities	1,332,613	(62)	1,332,551	1,305,362	102	1,305,464

Retained earnings	159,204	(327)	158,877	156,125	146	156,271
Accumulated other comprehensive income	(622)	(2)	(624)	(1,090)	(12)	(1,102)
Shareholders' equity	462,260	(329)	461,931	388,902	134	389,036
Total liabilities and shareholders' equity	$1,794,873	$(391)	$1,794,482	$1,694,264	$236	$1,694,500

	Three months ended			Three months ended
	March 31, 2025			March 31, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Cost of sales	$246,866	$(4,638)	$242,228	$199,795	$(4,125)	$195,670
Depreciation	55,437	5,277	60,714	43,941	3,921	47,862
Gross profit	$38,530	$(639)	$37,891	$53,290	$204	$53,494

Current income tax	1,943	(166)	1,777	4,234	62	4,296
Net income	$6,636	$(473)	$6,163	$11,369	$142	$11,511

Basic net income per share	$0.24	$(0.02)	$0.22	$0.43	$—	$0.43
17. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Interim Consolidated Financial Statements (Unaudited) March 31, 2025	F-19	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended March 31, 2025.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2025 and ended on March 31, 2025, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 14, 2025

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended March 31, 2025.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2025, and ended on March 31, 2025, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 14, 2025

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer